

August 17, 2012

Via E-mail
Mr. Charles Bancroft
Chief Financial Officer
Bristol Myers Squibb Company
345 Park Avenue
New York, New York   10154

Re: Bristol Myers Squibb Company
　　　　Form 10-K for the Fiscal Year Ended December 31, 2011
　　　　Filed February 17, 2012
　　　　File No. 001-01136

Dear Mr. Bancroft:

　　　We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　/s/ Gus Rodriguez

　　　　　　　　　　　　　　　　Gus Rodriguez
　　　　　　　　　　　　　　　　Accounting Branch Chief